Ballard Power Systems

News Release

9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

BALLARD BOARD OF DIRECTORS APPOINTS DR. C.S. PARK

For Immediate Release – February 23, 2007

Vancouver, Canada — Ballard Power Systems announced today the appointment of Dr. C.S. Park to its Board of Directors, effective immediately. Dr. Park is currently a member of the Board of Directors of Seagate Technology, a worldwide leader in hard disc drives and storage solutions; STATS ChipPAC Ltd., a Singapore-based semiconductor assembly and test company; and Smart Modular Technologies, Inc., a NASDAQ-listed provider of semiconductor memory products and liquid -crystal display solutions.

Most recently, Dr. Park was Chairman and CEO of Maxtor Corporation, a provider of storage solutions and hard disk drives, until it was acquired by Seagate Technology in May, 2006. During his tenure with Maxtor, Dr. Park successfully grew the company to approximately U$4 billion in revenues. Prior to that, Dr. Park was Chairman and CEO of Hynix Semiconductor Inc., a spin-off of Hyundai Business Group, which he helped to grow to become one of the world’s largest semiconductor memory producers. Prior to that, Dr. Park held numerous senior executive positions at Hyundai Business Group, including President and CEO of Hyundai Electronics Industries, the predecessor of Hynix.

“We are very pleased to welcome C.S. to Ballard. His strong, international track record of success in creating value in high-technology companies makes him a strong addition to our Board of Directors,” said Ian Bourne, Ballard’s Chairman of the Board. “In addition, his wealth of experience in Asian markets, which we believe will be critical growth markets for fuel cell technology over the medium term, will be an asset to the Ballard team.”

Dr. Park is a member of the Advisory Board for International Security Studies at Yale University, and a trustee of the Asia America Multi-Technology Association in Silicon Valley. He holds a BA from Yonsei University; an MA from Seoul National University; an MBA from the University of Chicago; and a Doctor of Business Administration from Nova Southeastern University.

About Ballard
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission proton exchange membrane fuel cells. To learn more about what Ballard is doing to make fuel cells a commercial reality, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand.  These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements.  For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.